

February 7, 2013

<u>Via E-Mail</u>
Jeffrey L. Robins
Chief Executive Officer
NU-MED PLUS, INC.
455 East 500 South, Suite 205
Salt Lake City, Utah 84111

> **Re: NU-MED PLUS, INC.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed January 29, 2013**
> **File No. 000-54808**

Dear Mr. Robins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Products, page 4</u>

1.   Please reconcile your disclosure added in response to prior comment 1 regarding merely having to prove delivery of the appropriate dose and purity with your disclosure on page 7 regarding substantial equivalence.

<u>Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19</u>

2.   Please address that part of prior comment 4 regarding disclosing, if true, the individuals' role as CEO and vice president of Reflect Scientific.

<u>Common Stock, page 21</u>

3.   Your response to prior comment 5 indicates that the directors can "only" modify shares before issuance; however, your Articles of Incorporation do not appear to contain the term "only." Also, your response appears to indicate that state law requires that the Articles of Incorporation provide the rights of the shares; however, the number of votes

per shares of your common stock appears to be provided in your bylaws and not in your Articles of Incorporation. Please expand your response to clarify how including the number of votes per share in your bylaws and not your Articles of Incorporation is consistent with the state you law you cite. Also, given the absence of the term "only" from the relevant portions of your Articles of Incorporation, please provide us support for your conclusion that the board cannot amend the first sentence of section 2.11 of your bylaws.

4. We note that, in response to prior comment 6, you have revised your disclosure to reflect that your Articles of Incorporation refer only to Section 61-6-12 of the Utah Code, the provision of the code that appears to address dissenter's rights. However, your disclosure also continues to indicate that you would not be subject to other provisions of the Control Share Acquisitions Act, like the provision in Article 61-6-10, even though your Articles of Incorporation do not provide an exemption from those sections. Please reconcile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Victor Schwarz, Esq.